EXPENSE LIMITATION AGREEMENT

STRATEGY SHARES

EXPENSE LIMITATION AGREEMENT, by and between Active Alts, Inc. (the “Sub-Adviser”) and Strategy Shares (the “Trust”), formerly known as Huntington Strategy Shares, dated September 16, 2016, on behalf of each series of the Trust listed on Exhibit A (each a “Fund” and together the “Funds”).

WHEREAS, the Trust is a Delaware business trust organized under an Agreement and Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each fund is a series of the Trust; and

WHEREAS, the Trust, Sub-Adviser and Rational Advisors, Inc. (the “Adviser”), the Funds’ investment adviser, have entered into a Sub-Advisory Agreement pursuant to which the Sub-Adviser provides investment advisory services to each Funds for compensation; and

WHEREAS, the Trust, Sub-Adviser and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Funds, and, therefore, the Trust and the Sub-Advisor have entered into this Expense Limitation Agreement (the “Agreement”), in order to maintain the expense ratios of the Funds at the levels specified on Exhibit A hereto (“Operating Expense Limit”); and

WHEREAS, the Trust and the Sub-Adviser have determined that the Sub-Adviser shall be entitled to a recoupment from the Fund of any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement, in accordance with the provision specified in Section 1.5 hereto; and

NOW, THEREFORE, the parties hereto agree that the Agreement provides as follows:

1. Expense Limitation.

1.1 APPLICABLE EXPENSE LIMIT. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to, fees of the Adviser and Sub-Adviser (but excluding brokerage costs, interest, taxes and dividends, acquired fund fees and expenses and extraordinary expenses) (“Fund Operating Expenses”), exceed the Operating Expense Limit, such excess amount (the “Excess Amount”) shall be the liability of the Sub-Adviser.

1.2 METHOD OF COMPUTATION. To determine the Sub-Adviser’s liability with respect to the Excess amount, each month the Funds Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed a Fund’s Operating Expense Limit, the Sub-Adviser shall waive or reduce its advisory fee for such month by an amount, or remit an amount to the Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.3 YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced and other payments remitted by the Sub-Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

1.4 RECOUPMENT. The Sub-Adviser shall be entitled to recoup from a Fund any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement, provided such recoupment does not cause the Fund’s total annual fund operating expenses (exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to exceed the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment. The Sub-Adviser shall report to the Board of Trustees on a quarterly basis any waived and/or reimbursed amounts and any recoupment.

2. Term and Termination of Agreement.

This Agreement with respect to a Fund shall continue in effect through August 31, 2018, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust. This Agreement shall terminate automatically upon the termination of the Sub-Advisory Agreement. The Sub-Adviser may elect in its discretion to terminate this Agreement for a Fund for any period following the term period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

3. Miscellaneous.

3.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions thereof or otherwise affect their construction or effect.

3.2 INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3 DEFINITIONS. Any question of interpretation of any term or provision of this Agreement, including but not limited to, the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Sub-Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Sub-Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly, effective as of the day and year first above written.

STRATEGY SHARES

By:
Name: Jerry Szilagyi
Title: President

ACTIVE ALTS, INC.

By:
Name: Brad Lamensdorf
Title: President

Exhibit A

Operating Expense Limits

Fund	Operating Expense Limit
Active Alts Contrarian ETF	1.95%